SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549
                                ______________


                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             SNAP-ON INCORPORATED
          --------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                    Delaware                             39-0622040
          --------------------------------------------------------------
          (State of Incorporation or Organization)     (IRS Employer
                                                     Identification No.)

               2801 80th Street
               Kenosha, Wisconsin                          53141-1410
          --------------------------------------------------------------
          (Address of principal executive offices)         (Zip Code)


          Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange
               Title of each class           on which each class is
               to be so registered           to be registered
               -------------------           ----------------------

               Preferred Stock Purchase      New York Stock
                       Rights                Exchange, Inc.


          Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
          --------------------------------------------------------------
                               (Title of Class)



          ITEM 1.   Description of Securities To Be Registered

                        SUMMARY OF RIGHTS TO PURCHASE
                               PREFERRED STOCK

                    On August 22, 1997, the Board of Directors of Snap-on Incorporated (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the Close of Business on November 3, 1997 (the "Record Date"). The Rights Agreement (hereinafter defined) also contemplates the issuance of one Right for each share of Common Stock which is issued between the Record Date and the Distribution Date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundred and fiftieth of a share (a "Unit") of Series A Junior Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at a Purchase Price of $190.00 per Unit, subject to anti-dilutive adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent.

                    Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will be represented by the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                    The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Chicago, Illinois time) on November 3, 2007, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

                    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                    In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock determined by at least a majority of the independent directors to be at a price which is fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                    In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                    At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundred and fiftieth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                    At any time prior to the earlier of (i) the Close of Business on the tenth business day following the Stock Acquisition Date, (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the Close of Business on the tenth Business Day following the Record Date), or (ii) Final Expiration Date, the Board of Directors may, at its option, redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The foregoing notwithstanding, in the event that a majority of the Board of Directors of the Company is elected by stockholder action by written consent, or is comprised of persons elected at a meeting of stockholders who were not nominated by the Board of Directors in office immediately prior to such meeting, then the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of allowing any person to become an Acquiring Person or otherwise facilitating the occurrence of Triggering Event or a transaction with an Acquiring Person, for a period of one hundred eighty (180) days following the effectiveness of such election.

                    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

                    Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement with a few exceptions. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

                    As of  September 19, 1997, there were
          66,324,703 shares of Common Stock of the Company issued and 5,454,913 shares of Common Stock of the Company in the treasury. As of September 19, 1997, there were 11,318,399 shares of Common Stock reserved for issuance. Each share of Common Stock of the Company outstanding at the Close of Business on November 3, 1997, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company.
          450,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

                    The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the Redemption Price.

                    The Rights Agreement, dated as of August 22,
          1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit. A Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Stock was filed with the Secretary of State of the State of Delaware on October 23, 1987.

          ITEM 2.   Exhibits.

          Exhibit   Description                                Page
          -------   -----------                                ----
            1       Rights Agreement, dated as of August 22,
                    1997 between Snap-on Incorporated and
                    First Chicago Trust Company of New York, as Rights Agent, including the Certificate of Designation as Exhibit A, the form of Rights Certificate as Exhibit B and the
                    Summary of Rights to Purchase Preferred
                    Stock as Exhibit C.  Pursuant to the
                    Rights Agreement, printed Rights
                    Certificates will not be mailed until
                    after the Distribution Date (as such term is defined in the Rights Agreement).
                    (Incorporated by reference to Exhibit No.4 to the Current Report on Form 8-K of Snap-on Incorporated, dated August 22, 1997)


                                  SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          Dated:  October 14, 1997         Snap-on Incorporated

                                           By: /s/ Susan F. Marrinan
                                               ---------------------
                                               Susan F. Marrinan
                                               General Counsel